Filed by Gulf West Banks, Inc. Pursuant to Rule 425
                                           Under the Securities Act of 1933
                                   And Deemed Filed Pursuant to Rule 14a-12
                                  Under the Securities Exchange Act of 1934
                                     Subject Company: Gulf West Banks, Inc.
                                             Commission File No.: 000-23713
                                                       Date: March 25, 2002

This filing relates to a planned merger (the "Merger") between Gulf West Banks, Inc. ("Gulf West") and The South Financial Group, Inc. ("TSFG") pursuant to the terms of an Agreement and Plan of Merger, dated as of March 21, 2002 (the "Merger Agreement"), by and between Gulf West and TSFG.

                                    ****

FORWARD-LOOKING STATEMENTS. This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Gulf West and TSFG, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to Gulf West's and TSFG's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of Gulf West's and TSFG's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Gulf West and TSFG may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger;
(5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of Gulf West's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; and (9) changes in the U.S. and foreign legal and regulatory framework. Additional factors that could cause Gulf West's results to differ materially from those described in the forward-looking statements can be found in Gulf West's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Gulf West or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Gulf West does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT. Gulf West and TSFG intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the Merger. The proxy statement/prospectus will be mailed to the stockholders of Gulf West. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Gulf West with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Gulf West by contacting Barry K. Miller, Secretary, Gulf West Banks, Inc., 425 22nd Avenue North, St. Petersburg, Florida 33704, telephone: 727-894-5696. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

Gulf West and Gordon W. Campbell, Gulf West's Chairman and President, and certain of Gulf West's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Gulf West in favor of the Merger. The other executive officers and directors of Gulf West who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Campbell and Gulf West's other executive officers and directors in Gulf West is set forth in the proxy statement for Gulf West's 2002 Annual Meeting of Stockholders, which was filed with the SEC on March 8, 2002. In addition to those interests (i) Mr. Campbell will become following the Merger a director of TSFG and a director and Vice-Chairman of Citrus Bank, a wholly-owned subsidiary of TSFG ("Citrus Bank"), (ii) Mr. Campbell has executed a consulting agreement with TSFG which will become effective as of the effective time of the Merger and will expire on May 30, 2012 (iii) following the Merger Robert A. Blakley will become Market President (Tampa
Bay), (iv) following the Merger Douglas Winton will become Executive Vice President-Retail (Tampa Bay), and (v) Messrs. Blakley and Winton will each receive a lump sum payment of the amounts due under the Mercantile Executive Severance Pay Plan. TSFG has also agreed that four members of the board of directors of Gulf West or Mercantile Bank, its wholly owned subsidiary ("Mercantile Bank"), who have not been named as of the date of this filing, will become directors of Citrus Bank following the Merger. If and to the extent that Messrs. Campbell, Blakley and Winton will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the joint proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Messrs. Campbell, Blakley and Winton and Gulf West's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.


                                    ****

The following is a transcript of a conference call held on March 22, 2002.



Ed Matthews: Thank you and good morning. This morning we are going to give you some details of the merger announcement of Gulf West Banks in the Tampa Bay Area that we put out last night. We will go through some overview of that, go through the pricing, what we think the financial impact of that deal will be. With me this morning here in Greenville, South Carolina is Mack Whittle and also Bill Hummers and also joining from St. Petersburg is Gordon Campbell, chairman and president of Gulf West Banks. Before I turn the call over to Mack Whittle, I would like to just remind everyone that on the call this morning that we will be making forward-looking statements and that they are subject to risk and uncertainties and the South Financial Group's actual results may differ materially from those set forth in such forward-looking statements. We will refer you to the references made in The South Financial Group's reports filed with the Securities Exchange Commission for a discussion of factors that may cause such differences to occur. If you are sitting in front of your computer this morning, you may access the presentation that we will be going over this morning by our Web site which is www.thesouthgroup.com. If you will go to the Investors Relations tab and click at the very bottom of that, you will also have a visual and audio of this conference call. With that, I am going to turn the call over to Mack Whittle.

Mack Whittle: Thank you Ed and good morning. To give you a quick overview of the transaction, the indicated per share price is $13.60. The initial exchange ratio is .695 shares of The South Financial Group for each Gulf West share. The value is approximately $115 million consisting approximately of 4.5 million shares of The South Financial Group common stock and $32.4 million in cash. The consideration is The South Financial Group's common stock and cash--the allocation roughly is 70/30. The expected closing is late in the third quarter of this year. We anticipate the merger related charges to be between $15 and $17 million. We anticipate synergies of approximately $2.7 million after tax in '03. The due diligence has been completed. We now need approval of regulatory authorities and the Gulf West shareholders. We are fortunate that Gordon Campbell will be joining us as Vice Chairman of the Florida subsidiary and a director of both The South Financial Group corporate board and the Florida Subsidiary Board. Joining us along with Gordon, Robert Blakley will be President of the greater Tampa/St. Petersburg area and Doug Winton will be Executive Vice President in the Florida subsidiary. Joining Gordon on the Florida subsidiary board will be four other directors from the Gulf West group, so they will have a total of five directors on the Florida subsidiary. With that, I would like to turn it over to Gordon and let Gordon make some comments about Gulf West and the overview of the Tampa/St. Pete area.

Gordon Campbell: Thanks Mack and good morning. Gulf West is the holding company that owns Mercantile Bank. Mercantile was formed in 1986. It is a thrift converted under FIRREA in 1990 to a commercial bank at which time I became involved. We have grown from that point to 15 offices serving the Tampa Bay market which has about 3 million people in it. The early part of our history and going to the financial highlights, you will see that our growth in 1997 to 2001 was total assets of $204 million to $516 million and our offices grew from 2 to 15 during the period of 1992 to 2002 with 15 offices and an operations center. Our strategy originally was to concentrate on market share and sacrifice short term earnings in order to achieve a good penetration into the Tampa Bay market. We are serving most of the market we want to serve now and started to slow down on branch openings. We have only had one acquisition, in Pasco County, the rest have been de novo openings. The earnings improvement that you will see is due to the fact that we have been able to do exactly what we plan to do and increase earnings after we stop spending so much money on expansions. The tactical strategy of the bank has always been to serve business customers. The offices we have are located not strictly in residential areas but in commercial areas where we can attract commercial customers with a high percentage of transaction accounts and corollary services on a fee basis and we have been very very successful in doing that. We look for locations as close as possible to the major regional banks because all of our customers come from one of the major banks looking for better service. We have a very effective advertising campaign. Our name is the best recognized among businessmen and women in the Bay area, even though our budget is puny compare to Bank of America or First Union. Most of our business now comes from referrals from existing business customers and, by that strategy, we have been able to keep our deposit costs, as you can see, lower, significantly, than our competition. Our efficiency ratio is improving tremendously as we stop the growth mode and just concentrate on earnings. The overview shows where our loan portfolio is. While we say commercial real estate is a high percentage of it, a number of those are warehouses or factories of our commercial customers so it is not strictly a non-deposit relationship with the customer. Although Florida continues to be a very fast growing state, all of the commercial construction going on and it is a very good segment of the banking business to go after that particular kind of business. We have all the retail products of all the major banks. We can offer everything to the individual who wants to bank with us but we do concentrate on the commercial side. We don't have the trust and brokerage services and we are sorely in need of that because so many of our customers have grown into wealthy business people over the last 10 years that I am getting of tired of referring them to Northern Trust Company, so that will be a big plus for us to be able to handle our trust operations. That's a pretty brief overview of our market, Mack. Is there anything more you want me to say?

Mack Whittle: I think that covers it. We will have an opportunity for questions and answers at the end.

Ed Matthews: Ok, if you are following along on your computer, if you will go to slide #11, it gives you an overview of the transaction pricing and the expected financial impact of the acquisition. The price of $13.60 per share is equivalent to 21.6 times the last 12 months EPS of 63. The price to the book value is 2.65 times and to tangible book value is 2.73. And a ratio to price of $516 million is just over 22%. On slide 12, you see a pro forma of 2001 if it were combined for the full year 2001 of the impact on the balance sheet and on the following slide on the income statement. You can see there that on the balance sheet between total assets and loans, deposits, and equity range somewhere between 8% and 10% Gulf West at the total pro forma. The pro forma ownership of Gulf West shareholders to the pro forma combined entity would be just slightly over 9%. On slide 13, we have a slide on net interest income. Again, a total net income is going to run in the same area: around 9 to 10%, giving us a net income for 2001 pro forma ranging up to $46.9 million up from our stated $41.9 so it's a full $5 million increase. Slide fourteen on assumptions of the financial impact, we are assuming that we will close the transaction in the third quarter of this year and we are assuming that we can realize synergies, after tax, of $2.7 million in 2003. We are assuming that we will come out with a core deposit premium of 3% and that we will amortize that premium over a 10-year period. We also anticipate repurchasing a million shares following the transaction and that's in addition to the roughly one and a half million shares that we still have outstanding on what the Board has already authorized. So the total of shares that we would anticipate repurchasing from where we are now is a total of two and a half million.

On slide 15, you can see Pro forma Results for 2002. You can see that the transaction is accretive a penny in 2002. That reflects a late third quarter closing. It is accretive 6 pennies in 2003, or 4%. It is accretive to our book value of slightly over 4% increasing our pro forma book value to 11.58. I am going to turn the call back over to Mack. He will go through the rationale for the acquisition and summarize again some of the highlights of the acquisition and then we will open up for Q&A.

Mack Whittle: The transaction enhances and accelerates the 3-year plan to improve overall profitability of the company that many of you have heard us discuss in the past. To just recap those, we have committed to a 1.25 ROA by the end of next year. That's 12/31/03 and an ROE in the neighborhood of
14.50 by that same time. So we still are very focused on profitability being our most important strategic initiative, risk and then growth, but we felt that this transaction goes a long way to help us reach this 3-year plan. The Tampa/St. Pete market is the largest consumer market in Florida and with our Elevate sales process that we have underway, we feel that it gives us a great opportunity to get the number of products per customer up to 2.5 again by the end of this year. You also may remember that as we look at markets, we look at the per capita income growth and we look at the population growth of markets that we serve. As we begin to fill out the footprint in Florida and even complete that in South Carolina, those are important strategies to accomplish this 3-year goal. Obviously the Tampa/St. Pete market is a strong market from a per capita income growth growing at 18.4% compared to a U.S. median of 14.8%. Population growth is also strong in this market. As Gordon pointed out, there are about 3 million people in the greater Tampa/St. Pete area. Just as a point of reference, the state of South Carolina's population is 4 million, so this market in and of itself is almost equal to the entire market in South Carolina. That population growth in the Tampa/St. Pete area is 8.1% on a U.S. median of 5.1%.

Completing and filling out the footprint in Florida has been a strategy of the company. We felt that in order to serve the Central Northern Florida market that we needed to have more scale and obviously the I-4 corridor between Tampa/St. Pete and Orlando is a critical part of that market. We feel that this transaction really puts us in the right position to leverage that as we go forward. The transaction roughly doubles our Florida presence. We would have approximately $1.3 billion in assets. We will go from 16 branches to 31 branches in that marketplace and would be obviously primarily in the three fastest growing markets in that footprint, that is the Jacksonville and Orlando markets and the Tampa/St. Pete market.

We feel the transaction provides low risk. It is a great market. It is contiguous to the markets that we currently serve and we are fortunate to be picking up some strong management of the senior executives who will join The South Financial Group team. The Florida executives that we currently have know and are familiar with the Gulf West senior executives. Those executives have over 30 years experience. Most of that has been in the Tampa/St. Pete market. Gordon touched on this earlier but the strategy of Gulf West has been very much like the strategy of The South Financial Group and that has been to go after middle market commercial business and grow the retail behind that. And they have been very successful. So we feel that the two strategies will fit very well together. They started that company in 1986, which is when we started ours and as I said, the cultures are very, very similar. There will be no branch closings so this should be a fairly seamless transaction. And there should be very limited interruption with the customers involved in this transaction.

In summary, I want to say that this is consistent with the strategy that we have communicated to the market over the last 12 months. This should improve and enhance the shareholder value both from a profitability standpoint and from a footprint of the franchise. It obviously improves our attractiveness in the Florida market and we feel the Florida market is one of the most attractive banking markets in the country. You saw from the pro forma that it is accretive to the financials and again we feel that being in contiguous markets and seeing limited risk in the transaction, that it will be a benefit to all shareholders. And with that, I will open it up for questions.

QUESTIONS:

Q. John Balkind, Fox-Pit: Good morning guys. Just a couple of quick questions for Ed or you, Mack. In terms of the cost savings, could you break down where you plan to get them from and then number two, a reasonably sizeable deal but probably not as much as you want in Florida. How long of a break do you think you would take before you look at something else? Do you think you can do multiple deals at the same time if you do plan to get bigger in Florida?

A: Mack Whittle: Obviously the strategy is to get larger in Florida. We think probably with this transaction, it would be nice to get it on board, get it implemented into our system before we do any other acquisitions in the Florida market. But the Florida market is obviously a focus. We want to have a reasonable share within that footprint that we consider our Florida footprint.

                  Ed Matthews: And John, to your first question as far as the breakdown of the synergy of the $2.7 million, we are not prepared at this time to give you a lot of detail on that. We will be coming out with that maybe as early as our press release for the first quarter earnings. We have some discussions that we need to have internally regarding those cost savings. At this time, we feel comfortable with the $2.7 million.

Q:                Great. Thanks Ed. Thanks Mack.

Q. Jennifer Demba, SunTrust Robinson: Good morning. This question is for Mr. Campbell. I was just wondering if he could comment in general on his hospitality loan portfolio and specifically the large non-performing loan.

A. Gordon Campbell: Certainly. The non-performing loan, and you can look at the history and see that it is unusual, is a hotel in Lakeland, a Sheraton Hotel that the owner and his wife who owned it together have gone through a very, very nasty divorce and are suing each other. And basically, Sheraton has brought people in to run the hotel themselves. It is a modern, new hotel which appears to be doing all right considering what happened in September, but the lack of attention from the owner is causing them to have somewhat of a cash flow problem. There is a second position another Bank has of a couple million dollars. We have gotten a new appraisal of the property and we feel very, very confident there is no exposure to loss at all except the loss of income and it is very possible that--and it is in bankruptcy now but bankruptcy court will be able to sell it high enough to recover our lost interest. The hotel portfolio, I think I can describe that best by commenting that our FDIC examiners recently gave us a very, very good exam. In Florida, they look at hospitality different because it is the largest industry in the state. Tourism edges out agriculture, slightly, in the economic product of Florida and therefore tourism industry is looked at differently and more favorably by the examiners in this state than perhaps they would in Iowa or even South Carolina. We look for geographic distribution of the hotels. They are not all in one place and we are very conservative in our lending and try to keep the amount outstanding in the 70% range of appraisal and economic value. So we feel very comfortable with these properties and whether we continue to carry that percentage or not, I think will depend a great deal upon the advice we get from South.

Q. Mr. Campbell, how many loans, approximately, are in that $44 million portfolio, do you know?

A.                I think it is about 15.

Q.                Thank you very much.

Q. Jeff Davis, Midwest Research: Good morning. A couple of questions. Ed, let me start with you on the financing side. On the cash portion, how will that be financed and are we going to have some sort of trust preferred issue? Secondly, as part of the financing, would you look to monetize the net bank position, I think, what do you have a million or two shares left to raise some capital from dollar terms as well as regulatory capital?

A. Jeff, we are looking at that. We did a trust preferred issue of $31 million late in the fourth quarter of last year. We are exploring that alternative as well as other alternatives that we also exercised in 2001, issuing shares through our REIT. We have done that last year. That gives us some tax advantages that we may leverage again.

Q.                Ed, how big is the capital likely to be?

A.                Jeff, honestly, I can't tell you that right now.

Q. And the $15 to $17 million of merger charges, how does that break down and is any of that going to reserve building?

A.                Reserve building for an allowance?

Q.                Yes.

A. No. That would not be reserve building for the allowance with size being 141 and 142, we will bring over their allowance of whatever their allowance is at the time of acquisition. Those loans and deposits will be marked to market, though. So it will not be building an allowance.

Q. And Ed, the 15 to 17, if we close third quarter, when will those charges be incurred?

A. You will see some probably 3rd quarter and 4th quarter of this year. And we should be substantially finished with those in 4th quarter.

Q. Okay. And then Mack, for you, this looks to be a great strategic acquisition of getting some more flesh on your bones and great marketing in Florida. What about from the conversion standpoint? I know the Anchor conversion was difficult. Are they operating on a common... what are you guys running Fiserv now?

A.                Yes. We have Fiserv CVS.

Q. Okay. Are they on the same system and should we expect a little smoother conversion here?

A. Mack Whittle: The actual Anchor conversion really, the issues we had there dealt more with our system conversion than it did with the Anchor actual transaction. And you know we have done 15 acquisitions in the history of this company and the integration of an acquisition has never been an issue. The issues that existed around Anchor dealt with the conversion from the old Liberty system. It was a system we started the company on to the Fiserv CVS and it was just unfortunate...necessary but unfortunate that we did those within two weeks of each other. So we don't anticipate.... and obviously we have done due
                  diligence on their system and where they are and we don't really anticipate any issues and we will run the company, the entire South Financial Group, off of one operating system which will be the Fiserv CVS system.

A. Ed Matthews: Jeff, they are currently on ITI system platform, which is also owned by Fiserv.

Q And a question for Mr. Campbell is a question on why you guys elected to sell now versus, maybe at some point in the future?

A. Gordon Campbell: Well. That's a good question. We were doing so well and the forecast for this year is to be somewhat better and of course you see our earnings have been dramatic over the last five years that frankly, over the past year or so, we were receiving a great deal of attention. I am receiving a lot of visitors from every bank holding company who wants to come into Florida who missed the boat by not coming this soon. We reached the point where I wouldn't have been surprised to have had a bear hug from one or more of these in such a way that we would be forced to take some action that perhaps wouldn't be as desirable to our customers and our employees. It would be fine for the shareholders. But the board decided about a year ago that we only wanted to talk to companies who did not have a major presence in Florida because a big intangible of our company is the talent. We have superior talent in our lending capabilities and our operations and human resources and we have attracted very good people. We pay people more than major bank holding companies. All these people must have at least 10 years experience in major holding companies before we will bring them on board in a senior position. As Ed mentioned, there is a 30-year average experience of these bankers who we have and that is something that, if an acquirer was trying for efficiencies alone, that we would lose. And we think we owed something to these people that have helped us grow so fast. We were looking for a company that wanted good talent as well as good earnings, and a good deposits base. And so we then talked to a couple of banks that fit that mold. The South Financial Group very definitely fit that mold and also we discovered had similar strategies and philosophies that we felt would make a good merger and that's how we reached this point.

Q. Thanks, and then Ed, I just found your parent's only financials that I should have looked at beforehand. So the parent company you guys are sitting on looks to be about $30 million of liquidity. Is that still the case?

A.                That's true.

Q.                Thank you gentlemen.

Q. Holly Clark, Scott & Stringfellow: Good morning. I have a couple of questions. My first one is a follow to John's question and this relates to the cost savings. On the $2.7 million that you all had targeted in synergies, is that all cost savings or are you including some revenue enhancements in that figure?

A. Ed Matthews: I would say revenue enhancements and cost savings.

Q.                And how about...you are not prepared...or not...

A. Holly...the deal is...until we have gone through in those...we have got 25 percent synergies, plus this number works out to be. We have pretty firm ideas of where we will realize this synergy and I would much rather than tell you than shoot from the hip where they are going to be. I would much rather wait and give us a little bit of time and let's just say that's going to be when we release our first quarter earnings. That would be much more specific about it than tell you something now that is just a shot from the hip. A 25% cost savings synergies and revenue enhancements you heard Gordon talk about--they totally lack brokerage and trust services. We have abilities there. We will have cost savings from system integrations. I'd just as soon delay that question if I could...giving you an answer to the specifics here, if that would be okay, if you'll let us buy a little time here.

Q. That is fine. I totally understand. My other question is on the reserves, I noticed their reserves are a little bit lower than yours. Will we see the reserves come right up to the about the 120 level?

A. We would expect that on a consolidated level, we would maintain the reserve levels you have seen. You have watched what you have over the past 3 or 4 years and the reserve level has progressively moved up. It's not taking leaps and bounds, but it has progressively moved up from, basically where they are at 102, to where we are at a 118-120 range.

Q. My last question. Is there a collar on the pricing of the transaction?

A. Ed Matthews: The pricing of the transaction is fixed at .695 shares financial exchange.

Q. Okay. So there is no collar in the event that your stock moves one way or another?

A. Ed Matthews: Holly, there is a double trigger walkaway and that double trigger walkaway is--basically 2 things have to happen. That our stock price has to go down 15% and the NASDAQ bank index has to go down 10%.

                  Bill Hummers: Our stock has to go down 15% and we have to under-perform the NASDAQ Bank Stock Index by 10%. Those are your 2 triggers Holly.

Q. Mike Hess, Dm Investments : Congratulations on the merger. In the press release it said that holders will receive approximately .695 shares? Does that vary under any circumstances?

A. No, it's fixed at .695. The "approximately" comes in that they have the option...we will issue 30% cash and so if you elect that you want all the stock and the shareholders have the options here. They can get all stock. They can get all cash or they can get a combination of stock and cash and that is why you see "approximately" there. If you choose to elect cash and stock, there has to be a price adjustment in the total in the mix for any change in our stock.

Q.                Is the 13.60 in cash fixed as well?

A.                It is.

Q.                Okay, great. Thank you very much.

Q. James Dail, SNL Financial: Good morning. I was just wondering who were the financial advisors and lawyers who worked on the deal?

A. On their side, they had as their financial advisor Sandler O'Neill and as their legal counsel Skadden out of New York, and on our side, we had Robinson-Humphries and our legal counsel is Nelson Mullins.

Q.                Alright, thank you very much. Congratulations.

A.                Thank you.

Q. Todd Pulvino, Northwestern University. Just have a quick question for you regarding the 4.5 million shares that you intend to issue. I am having a hard time backing that out and am thinking that I'm missing a number of shares from Gulf West. Can you shed any light on that?

A: Bill Hummers: The number of shares outstanding...are you picking up the outstanding options?

Q: No, I must be missing those and I wonder if you could just tell me the fully diluted number of shares would be?

A. Do you have that handy? About 8.4 million shares outstanding right now of Gulf West and they have options of about 865,000.

Q.                Okay, great. Thank you very much.

Q. Karen Bendry, Bank Dorsey: Good morning. My question has been answered, thank you.

Q. Angela Knight, Federal Reserve Bank of Richmond: Good morning.

A.                Good morning Angela. We'll see you in a little while.

Q.                Yes, you sure will. How are you all doing?

A.                Good, thanks.

Q. I have a real quick question. When do you all plan to start the regulatory process and the shareholder approval?

A. Ed Matthews: We will start that process next week. We will take this weekend off and will start next week.

Q. When do you plan to have the shareholder meeting at the Gulf West for approval of the transaction?

A. Bill Hummers: It depends on how soon we can get the regulatory and the SEC work done, Angela, but our plan would be to have it sometime in the September timeframe.

Q. Michael Hess, Dm Investments: I want to know if Gulf West will continue to pay dividends?

A.                Ed Matthews: Yes they can continue to pay dividends.

Q.                Thank you very much.

NO FURTHER QUESTIONS.



Ed Matthews: We would like to thank you for your time this morning. Hopefully, we have answered your questions. We are very excited about this acquisition. Still, as Gordon and Mack have both said, we feel very good about the chemistry between the companies. It is an excellent market. Fifteen branches in markets and places we don't have. These are excellent opportunities for us. Thank you for your participation and we will talk to you again in approximately a month when we release our first quarter earnings.